18006561

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AUG 29 2018

Washington, DC

ANNUAL AUDITED REPORT FORM X-17A-5A PART III

SEC FILE NUMBER
8-68653

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2017 (MM/DD/YY) AND ENDING 6/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ProNet Financial Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Parmenter Road
(No. and Street)

Londonderry,	NH	03053
(City)	(State)	(Zip Code)

RECEIVED 2018 AUG 29 [...]:20 SEC / [...]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J Sussman — 603-434-3594
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name - if individual, state last, first, middle name)

9645 Lincolnway Lane, Suite 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Sussman, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Pronet Financial Partners, LLC, as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stephen Sussman
Signature

Managing Member
Title

Subscribed and sworn
to before me
this 6 day of August 2018

Notary Public

LISA SUSSMAN
NOTARY PUBLIC
New Hampshire
My Commission Expires May 3, 2022

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Repot

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRONET FINANCIAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2018

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
ProNet Financial Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ProNet Financial Partners, LLC, (the "Company") as of June 30, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of ProNet Financial Partners, LLC as of June 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as ProNet Financial Partners, LLC's auditor since 2018.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
August 10, 2018

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor | Mount Prospect, IL 60056
3809 Belmont Boulevard | Sarasota, FL 34232

PRONET FINANCIAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2018

ASSETS

Current Assets:	
Cash	$ 77,489
Prepaid Expenses	945
Total Current Assets	78,434
Total Assets	$ 78,434

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Total Liabilities	$ -
Member's Equity:	
Member's Equity	78,434
Total Member's Equity	78,434
Total Liabilities and Member's Equity	$ 78,434

The accompanying notes are an integral part of this financial statement.

PRONET FINANCIAL PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED JUNE 30, 2018

Note 1: The Company and Its Significant Accounting Policies

Nature of Business

ProNet Financial Partners, LLC (the Company) was formed on October 19, 2010, in the State of New Hampshire. The Company is a limited liability company, and as such, the member's liability is limited to the investment.

On February 17, 2012, the Company was approved by FINRA (Financial Industry Regulatory Authority) as a broker dealer. The Company is in the business of assisting in the purchase and sale of shell broker/dealers and making referrals of registered representatives to other member firms. In May of 2016, the Company was approved for M&A and placements of unaffiliated, private companies or funds.

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles general accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may be in excess of the federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At June 30, 2018, the Company had nothing in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

Note 1: The Company and Its Significant Accounting Policies (continued)

Revenue Recognition
The Company recognizes commission income when it is received. Other income consists of payments from an entity of which the sole member has a minority net profits interest.

Income Taxes

The Company is considered a disregarded entity for federal and state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual member's income tax returns. The Company files tax returns in the U.S. federal jurisdiction and the State of New Hampshire. The Company is subject to U.S. federal and state examinations by tax authorities for the years ended June 30, 2015 to the present.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at June 30, 2018, for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the period presented. The Company had no accruals for interest and penalties at June 30, 2018.

Note 2: Related Party Transactions

The Company leases office space from a member on a triple net, month to month basis. In lieu of rent payments, the monthly rent is considered as additions to member's capital contributions. The contribution in lieu of rent will not be deemed a loan nor paid back to the member. For the year ended June 30, 2018, the contributions to capital totaled $3,600.

The Company contracts compliance services from an entity related through common ownership. For the year ended June 30, 2018, the Company incurred $10,000 of these services which is included in professional fees on the statement of income and changes in members equity.

PRONET FINANCIAL PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED JUNE 30, 2018

Note 3: Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000 and the ratio of aggregate indebtedness to net capital must be less than 15 to 1, as defined under such provisions. At June 30, 2018, the Company had net capital of $77,489 exceeding the minimum net capital requirement of $5,000 by $72,489. At June 30, 2018, the Company had a ratio of aggregate indebtedness to net capital of 0.00 to 1.

There was no material difference between the audited net capital and that filed originally by the Company as of June 30, 2018.

Note 4: Concentration of Revenues

During the year ended June 30, 2018, there were two customers that represented 85.2% and 14.8% of total revenues.

Note 5: Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements.